January 11, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: William H. Thompson, Accounting Branch Chief

Office of Consumer Products

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 13, 2018
Response Dated October 9, 2018
File No. 1-34625

Dear Mr. Thompson:

China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated December 4, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1. We reviewed your response to comment 1. We object to your accounting for this modification. You elected to estimate variable lease payments and include them in your calculation of minimum lease payments, which directly contradicts the definition of minimum lease payments in ASC 840. Please revise your financial statements accordingly.

Response:

We agree the variable lease payments are not minimum lease payments as defined in ASC 840. However, we could not find the alternative accounting treatment that would be appropriate for our situation. We do not believe that this can be an operating lease because it still has a bargain purchase option.  It is not a direct financing lease as it has dealer's profit, so it is still a sales-type lease, in our opinion.

The below table is the lease income collections quarter-by-quarter.  It is not clear to us whether CREG should not consider the cash collections for the two quarters in 2016, four quarters in 2017 and three quarters in 2018 in considering if there is any loss at all. We believe by writing off the receivable it is turning this lease as modified into an operating lease.  If that event, it is also not clear to us whether CREG should reinstate the related asset and depreciate it.

Lease income	Actual amount	Estimated amount
May 2016 and June 2016	1,287,849	-
Quarter ended September 30, 2016	2,003,859	2,160,605
Quarter ended December 31, 2016	1,902,841	1,973,050
Quarter ended March 31, 2017	2,072,107	1,742,641
Quarter ended June 30, 2017	1,799,010	1,882,222
Quarter ended September 30, 2017	1,962,434	2,024,717
Quarter ended December 31, 2017	1,752,320	2,042,607
Quarter ended March 31, 2018	1,664,712	1,521,228
Quarter ended June 30, 2018	1,570,163	2,116,352
Quarter ended September 30, 2018	1,389,409	1,986,580

Excluding the June 2016 quarter, the actual amounts collected totaled $16,117,000 for nine quarters (from the quarter ending September 30, 2016 through the quarter ending September 30, 2018), as compared to the estimated collections for these quarters totaled $17,450,000; a $1,333,000 difference, or 7.6%.

The management estimated the future payment based on the following factors:

1.	The management compared the estimated future payment with actual amounts from the prior month, and with the actual amounts from same period of the prior year.

2.	The management communicated with the system operator, to understand if any things occurred or would likely occur to affect recent electricity generation.

3.	From the company level, the management reviewed operations to see if anything or any decision or operation plan affected or would affect the actual electricity generation.

4.	The management checked to see if any other external factors affected or will affect the actual electricity generation.

If we take a loss in the period of modification by writing off the $57.59 million of net lease receivables and then subsequently record the collection of principal and interest from the leases as income, it would violate two accounting principles: the matching concept and the fact accounting estimates are inherent in the preparation of financial statements.  We believe the financial statements would be misleading.

In addition, ASC 450-20-05-2a lists collectability of receivables as a loss contingency. ASC 450-20-05-5 requires a probability threshold for the recognition of a loss contingency and the amount of loss be reasonable estimable. ASC 450-20-25-2 requires an indication that an asset has been impaired and the amount of loss can be reasonably estimated. ASC 450-20-30-1 requires recording the best estimate of loss or the minimum loss in a range. The Company’s analysis does not indicate a loss has been incurred as the estimated collections are approximately the same as the carrying value of the lease receivable. As of September 30, 2018, the estimated total future payment collection is $57.54 million, the Company believes it is sufficient future estimated collections to support the net investment receivable.

Below is the impact to the Company’s consolidated financial statements for the quarter ended and as of June 30, 2016, for the quarter ended and as of September 30, 2016, and for the quarter ended and as of December 31, 2016, if the Company wrote off the net investment receivable at the lease term modification date and started to record the principal and interest as contingent lease income based on actual electricity generated:

	Three months ended, June 30, 2016	Three months ended, September 30, 2016	Three months ended, December 31, 2016
Net income (loss) as previously stated	2,347,926	536,839	(1,150,620)
Write-off of lease receivable	57,585,543	-	-
Contingent lease income from actual electricity generated	1,287,849	2,003,859	1,902,841
Reduction in deferred tax liability	6,208,518	-	-
Net income (loss) if restated	(50,400,677)	2,330,874	4,567,885

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Guohua Ku
Guohua Ku
Chief Executive Officer China Recycle Energy Corporation

3